FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of November, 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 03-1 PLC


                                    By:         /s/ Clive Rakestrow
                                           -------------------------
                                    Name:  L.D.C. Securitisation Director
                                    No. 1 Limited by its authorized person
                                    Clive Rakestrow for and on its behalf
                                    Title:  Director
Date: 19 December 2003

                                    GRANITE FINANCE FUNDING
                                    LIMITED


                                    By:        /s/  Nigel Charles Bradley
                                           -------------------------------
                                    Name:   Nigel Charles Bradley
                                    Title:  Director
Date: 19 December 2003

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED


                                    By:            /s/ Richard Gough
                                           --------------------------
                                    Name:   Richard Gough
                                    Title:  Director
Date: 19 December 2003


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INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 November 2003 - 30 November 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                   186,320

Current Balance                              (GBP)13,694,898,654

Last Months Closing Trust Assets             (GBP)13,818,644,192

Funding share                                (GBP)12,733,905,268

Funding Share Percentage                           92.98%

Seller Share*                                (GBP)960,993,385

Seller Share Percentage                             7.02%

Minimum Seller Share (Amount)*               (GBP)376,645,649

Minimum Seller Share (% of Total)                   2.75%

Excess Spread last period annualised (% of Total)   0.12%
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* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

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                   Number     Principal (GBP)  Arrears (GBP)  By Principal (%)

< 1 Month         183,708     13,522,195,659        0              98.74%

> = 1 < 3 Months   2,024       135,917,774       1,262,231          0.99%

> = 3 < 6 Months    459         28,671,700        686,544           0.21%

> = 6 < 9 Months     95          5,939,064        245,353           0.04%

> = 9 < 12 Months    22          1,436,033         88,343           0.01%

> = 12 Months        12           738,424          71,529           0.01%

Total             186,320      13,694,898,654    2,354,000        100.00%

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Properties in Possession

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                             Number        Principal (GBP)      Arrears (GBP)

Total (since inception)        82             4,361,178            179,863
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Properties in Possession                                              47

Number Brought Forward                                                25

Repossessed (Current Month)                                           22

Sold (since inception)                                                35

Sold (current month)                                                   4

Sale Price / Last Loan Valuation                                     1.07

Average Time from Possession to Sale (days)                           119

Average Arrears at Sale                                           (GBP)2,017

Average Principal Loss (Since inception)*                          (GBP)554

Average Principal Loss (current month)**                           (GBP)741

MIG Claims Submitted                                                   7

MIG Claims Outstanding                                                 0

Average Time from Claim to Payment                                    59
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*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                                Number       Principal (GBP)

Substituted this period                          6,090      (GBP)499,999,907

Substituted to date (since 26 March 2001)       287,381    (GBP)21,658,382,742
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CPR Analysis

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                                                  Monthly        Annualised

Current Month CPR Rate                             4.60%            42.70%

Previous Month CPR Rate                            4.74%            44.14%
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Weighted Average Seasoning (by value) Months                         24.82

Weighted Average Remaining Term (by value) Years                     19.93

Average Loan Size                                                 (GBP)73,502

Weighted Average LTV (by value)                                      74.53%

Weighted Average Indexed LTV (by value)                              60.13%

Fast Track (by value)                                                22.01%
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Product Breakdown

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Fixed Rate (by balance)                                              49.43%

Together (by balance)                                                27.17%

Capped (by balance)                                                   1.76%

Variable (by balance)                                                20.78%

Tracker (by balance)                                                  0.87%

Total                                                                100.0%
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Geographic Analysis

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                   Number       % of Total       Value (GBP)        % of Total

East Anglia        4,289           2.30%         313,613,179           2.29%

East Midlands      15,105          8.11%         975,076,784           7.12%

Greater London     23,171         12.44%        2,697,895,035         19.70%

North              26,462         14.20%        1,311,971,291          9.58%

North West         28,306         15.19%        1,657,082,737         12.10%

South East         29,565         15.87%        2,901,949,025         21.19%

South West         13,244          7.11%        1,055,876,686          7.71%

Wales              9,121           4.90%         524,514,618            3.83%

West Midlands      14,067          7.55%         954,534,436            6.97%

Yorkshire          22,990         12.34%        1,302,384,862           9.51%

Total             186,320           100%        13,694,898,654           100%
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LTV Levels Breakdown

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                                  Number         Value (GBP)        % of Total

0% < 25%                           6,010         232,813,277            1.70%

> = 25% < 50%                     22,453        1,526,981,200          11.15%

> = 50% < 60%                     14,553        1,190,086,693           8.69%

> = 60% < 65%                      8,397         724,460,139            5.29%

> = 65% < 70%                      9,770         861,409,125            6.29%

> = 70% < 75%                     15,424        1,261,300,166           9.21%

> = 75% < 80%                     13,235        1,232,540,879           9.00%

> = 80% < 85%                     14,258        1,151,740,977           8.41%

> = 85% < 90%                     30,478        2,062,451,737          15.06%

> = 90% < 95%                     38,616        2,662,288,298          19.44%

> = 95% < 100%                    12,979         780,609,223            5.70%

> = 100%                            147           8,216,939             0.06%

Total                             186,320      13,694,898,654          100.0%
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Repayment Method

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                                  Number         Value (GBP)        % of Total

Endowment                         31,230        2,178,858,376          15.91%

Interest Only                     14,159        1,583,130,284          11.56%

Pension Policy                      659          62,996,534             0.46%

Personal Equity Plan               1,377         95,864,291             0.70%

Repayment                         138,895       9,774,049,169          71.37%

Total                             186,320      13,694,898,654         100.00%
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Employment Status

------------------------------------------------------------------------------
                                  Number         Value (GBP)        % of Total

Full Time                         166,434      11,920,039,788          87.04%

Part Time                          1,582         86,277,862             0.63%

Retired                             466          15,064,389             0.11%

Self Employed                     11,667        1,257,191,696           9.18%

Other                              6,171         416,324,919            3.04%

Total                             186,320      13,694,898,654         100.00%
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NR Current Existing Borrowers' SVR                 5.74%

Effective Date of Change                      1 December 2003
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Notes    Granite Mortgages 03-1 plc

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                  Outstanding         Rating         Reference Rate     Margin
                                 Moodys/S&P/Fitch

Series 1

A1                $231,250,000     P-1/A-1+/F1+          1.11%          -0.01%

A2               $1,225,000,000    Aaa/AAA/AAA           1.35%           0.19%

A3**              $300,000,000     Aaa/AAA/AAA            N/A            0.40%

B                  $42,000,000      Aa3/AA/AA            1.59%           0.43%

C                  $56,000,000     Baa2/BBB/BBB          2.61%           1.45%

Series 2

A              (euro)900,000,000    Aaa/AAA/AAA          2.38%           0.24%

B              (euro)62,000,000      Aa3/AA/AA           2.57%           0.43%

C              (euro)94,500,000     Baa2/BBB/BBB         3.59%           1.45%

Series 3

A              (GBP)665,000,000      Aaa/AAA/AAA         4.01%           0.24%

B              (GBP)31,000,000       Aa3/AA/AA           4.20%           0.43%

C              (GBP)41,000,000      Baa2/BBB/BBB         5.22%           1.45%
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** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement

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                                                                   % of Notes
                                                                   Outstanding

Class B Notes ((GBP)Equivalent)                   (GBP)97,837,647      3.79%

Class C Notes ((GBP)Equivalent)                   (GBP)137,914,263     5.34%

------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                                                      % of
                                                                     Funding
                                                                      Share

Class B Notes ((GBP)Equivalent)                   (GBP)97,837,647      0.77%

Class C Notes ((GBP)Equivalent)                   (GBP)137,914,263     1.08%

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Granite Mortgages 03-1 Reserve Fund Requirement   (GBP)45,000,000      0.35%

Balance Brought Forward                           (GBP)29,138,843      0.23%

Drawings this Period                                  (GBP)0           0.00%

Excess Spread this Period                         (GBP)1,392,677       0.01%

Funding Reserve Fund Top-up this Period*              (GBP)0           0.00%

Current Balance                                  (GBP)30,531,520       0.24%
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Funding Reserve Balance                          (GBP)24,525,584       0.19%

Funding Reserve %                                      0.6%             NA
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* Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom